EXHIBIT  12

Chunghwa Telecom participates Cloud Computing InvesTour to meet investors

Date of events: 2012/03/09

Contents:

1.Date of the investor/press conference or the date that the Company disclose its financial or business information to the public:2012/03/12

2.Location of the investor/press conference or the location that the Company disclose its financial or business information to the public: Taipei

3.Financial and business related information: Please refer to http://newmops.tse.com.tw/

4.If a press release is distributed, the content of the press release: None

5.Any other matters that need to be specified: The conference will be held by Bank of America Merrill Lynch.Institutional investors will visit the company to get more understanding about cloud computing development.